Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Minerals Technologies Inc.:

We consent to the use of our reports dated February 14, 2020, with respect to the consolidated balance sheets of Minerals Technologies Inc. as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference.

KPMG LLP

New York, New York

October 30, 2020